SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)*

                       TRUMP HOTELS & CASINO RESORTS, INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                         (Title of Class of Securities)

                                   898168 10 9
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                 (CUSIP Number)

                                Robert M. Pickus
                     Executive Vice President and Secretary
                       Trump Hotels & Casino Resorts, Inc.
                        1000 Boardwalk at Virginia Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5570
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 2003
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         -----------------
CUSIP No. 898168 10 9                 13D                     Page 2 of 8 Pages
---------------------                                         -----------------


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                                 Donald J. Trump
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group        (a)     [ ]
                                                                 (b)     [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       PF
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                            United States of America
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                      21,961,343
PERSON WITH                - - - - - - - - - - - - - - - - - - - - -
                           8       Shared Voting Power

                                                      3,618,267
                           - - - - - - - - - - - - - - - - - - - - -
                           9       Sole Dispositive Power

                                                      21,961,343
                           - - - - - - - - - - - - - - - - - - - - - -
                           10      Shared Dispositive Power

                                                        3,618,267
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            25,579,610
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                            56.19%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                            IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

---------------------                                       -----------------
CUSIP No. 898168 10 9                 13D                   Page 3 of 8 Pages
---------------------                                       -----------------

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                               Trump Casinos, Inc.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group       (a)      [ ]
                                                                (b)      [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                   New Jersey
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                             0
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - -

                           8       Shared Voting Power

                                                               1,407,017
                           - - - - - - - - - - - - - - - - - - - - - - - - - -

                           9       Sole Dispositive Power

                                                               0
                           - - - - - - - - - - - - - - - - - - - - - - - - - -

                           10      Shared Dispositive Power

                                                               1,407,017
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,407,017
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

13       Percent of Class Represented by Amount in Row (11)

                                            6.01%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

14       Type of Reporting Person (See Instructions)

                                            CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

---------------------                                        -----------------
CUSIP No. 898168 10 9                      13D               Page 4 of 8 Pages
---------------------                                        -----------------

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                             Trump Casinos II, Inc.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

2        Check the Appropriate Box if a Member of a Group        (a)     [ ]
                                                                 (b)     [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

4        Source of Funds (See Instructions)

                                       OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

6        Citizenship or Place of Organization

                                    Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    0
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - -

                           8       Shared Voting Power

                                                     2,211,250
                           - - - - - - - - - - - - - - - - - - - - - - - - - -

                           9       Sole Dispositive Power

                                                     0
                           - - - - - - - - - - - - - - - - - - - - - - - - - -

                           10      Shared Dispositive Power

                                                     2,211,250
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,211,250
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                            9.13%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                            CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

This Amendment No. 9 amends Amendment No. 8 filed by the Reporting Persons with the Securities and Exchange Commission on April 25, 2002, and is being filed pursuant to Rule 13d-2(a) unde the Act. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 8.

1. Item 3 is hereby amended by adding the following paragraph to the end thereof:

     On March 25, 2003, two subsidiaries of Trump Hotels & Casino Resorts, Inc. (the "Company"), Trump Casino Holdings, LLC ("TCH") and Trump Casino Funding, Inc. ("TCF"), issued $475 million aggregate principal amount of two new issues of mortgage notes (the "Note Offerings"), consisting of $425 million first priority mortgage notes due March 15, 2010 (the "First Priority Mortgage Notes"), bearing interest at a rate of 11.625% per year payable quarterly in cash, sold at a price of 94.832% of their face amount, and $50 million second priority mortgage notes due September 15, 2010 (the "Second Priority Mortgage Notes"), bearing interest at a rate of 11.625% per year payable semi-annually in cash, plus 6% per year payable in pay-in-kind notes. Concurrently with the Note Offerings, Mr. Trump purchased $15 million principal amount of Second Priority Mortgage Notes on the same terms as non-affiliated purchasers.

     In connection with the Note Offerings, Mr. Trump purchased 1,500 shares of Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of the Company pursuant to a Note Purchase Agreement, dated as of March 25, 2003, by and among, the Company, THCR Holdings, Trump Hotels & Casino Resorts Funding, Inc., and Mr. Trump (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, Mr. Trump agreed to sell $16.7 million principal amount of THCR Holdings' Senior Notes to the issuer thereof in exchange for 1,500 shares of Series A Preferred Stock (having an aggregate liquidation preference of $15 million), plus a cash amount equal to $1.7 million, plus the applicable redemption premium of 2.583% (approximately $432,000) and accrued interest of approximately $0.7 million on the entire $16.7 million principal amount of THCR Holdings' Senior Notes sold by Mr. Trump.

     The Series A Preferred Stock has a liquidation preference of $10,000 per share and pays no dividends. The Company has agreed with Mr. Trump to exchange (at the option of Mr. Trump) the Series A Preferred Stock for Common Stock, par value $.01 per share, of the Company, based on an exchange price of $1.90 per share, such that the 1,500 shares of Series A Preferred Stock is exchangeable in the aggregate for 7,894,737 shares of Common Stock.

     Pursuant to the rules of the New York Stock Exchange, the Company submitted to a vote of the shareholders on June 12, 2003 issuance of Common
     Stock to Mr. Trump in exchange for the Series A Preferred Stock. The issuance was duly approved by the stockholders of THCR at the meeting.
     If the Series A Preferred Stock is exchanged by Mr. Trump for Common
     Stock, his beneficial ownership of the Company would increase to approximately 56.19 %.

2. Item 4 is hereby amended by adding the following paragraph to the end thereof:

     Mr. Trump acquired the beneficial ownership of the Trump Exchange Shares (as defined in Item 5 below) for investment purposes. As previously reported, none of the Reporting Persons currently has plans or proposals which relate to or would result in the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     As previously reported, the Reporting Persons may, from time to time, effect open market purchases of equity and/or debt securities of the Company.

3. Item 5 is hereby amended by deleting the second full paragraph of Item 5 and replacing it with the following:

     As of June 18, 2003, there were 22,010,027 shares of Common Stock of the Company issued and outstanding (the "Outstanding Shares").

4. Item 5 is further amended by deleting the table set forth immediately after the second full paragraph of Item 5 and replacing it with the following table:

                                           Number of                     Number of
                            Number of     Shares with     Number of     Shares with    Aggregate of      Adjusted     Percent of
                           Shares with       Shared      Shares with       Shared         Shares        Number of       Shares
                         Sole Power to     Power to     Sole Power to    Power to      Beneficially       Shares     Beneficially
   Reporting Person           Vote            Vote         Dispose        Dispose         Owned        Outstanding(1)   Owned (1)
   ----------------           ----            ----         -------        -------         -----         ------------   ---------
Donald J. Trump          21,961,343 (2)   3,618,267(3)  21,961,343 (2)  3,618,267(3)  25,579,610(2)(3)45,523,487 (4)  56.19%

Trump Casinos, Inc.      0                1,407,017(5)  0               1,407,017(5)  1,407,017 (5)   23,417,044 (6)  6.01%

Trump Casinos II, Inc.   0                2,211,250(7)  0               2,211,250(7)  2,211,250 (7)   24,221,277 (8)  9.13%


----------------
         (1) Pursuant to Rule 13d-3 promulgated under the Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

         (2) Consists of (i) 2,066,000 shares of Common Stock held directly by Mr. Trump, (ii) 150 shares of Common Stock held indirectly by Mr. Trump as custodian for his children, (iii) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $4.625 per share, (iv) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.625 per share, (v) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.20 per share, (vi) 200,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.75 per share, (vii) 10,300,456 shares of Common Stock issuable upon the conversion of limited partnership interests of THCR Holdings of which Mr. Trump is a limited partner (the "Trump Conversion Shares") and
                  (viii) 7,894,737 shares of Common Stock (the "Trump Exchange Shares") issuable upon the exchange of 1,500 shares of Series A Preferred Stock of the Company. See item 3 above.

         (3) Consists of (i) 1,407,017 shares of Common Stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos, Inc., a New Jersey corporation ("TCI") of which Mr. Trump owns 100% (the "TCI Conversion Shares"), and (ii) 2,211,250 shares of Common Stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos II, Inc., a Delaware corporation ("TCI-II") of which Mr. Trump owns 100% ("TCI-II Conversion Shares").

         (4) Consists of (i) the Outstanding Shares, (ii) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $4.625 per share, (iii) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.625 per share, (iv) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.20 per share, (v) 200,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.75 per share, (vi) the Trump Conversion Shares, (vii) the TCI Conversion Shares, (viii) the TCI-II Conversion Shares and (ix) the Trump Exchange Shares.

         (5)      Consists of the TCI Conversion Shares.

         (6) Consists of the (i) Outstanding Shares and (ii) TCI Conversion Shares.

         (7)      Consists of the TCI-II Conversion Shares.

         (8) Consists of the (i) Outstanding Shares and (ii) TCI-II Conversion Shares.

5. Item 6 is hereby amended by adding the following paragraph to the end thereof:

     Mr. Trump purchased 1,500 shares of Series A Preferred Stock of the Company pursuant to the Note Purchase Agreement. Pursuant to the Note Purchase Agreement, Mr. Trump agreed to sell $16.7 million principal amount of THCR Holdings' Senior Notes to the issuer thereof in exchange for 1,500 shares of Series A Preferred Stock (having an aggregate liquidation preference of $15 million), plus a cash amount equal to $1.7 million, plus the applicable redemption premium of 2.583% (approximately $432,000) and accrued interest of approximately $0.7 million on the entire $16.7 million principal amount of THCR Holdings' Senior Notes sold by Mr. Trump.

     Pursuant to the Note Purchase Agreement, the Company has agreed to exchange (at the option of Mr. Trump) the Series A Preferred Stock for the Trump Exchange Shares as described above under Item 3. If the Series A Preferred Stock is exchanged in full, Mr. Trump's beneficial ownership of Company would increase to approximately 56.19%. The Note Purchase Agreement includes anti-dilution provisions that adjust the amount of Common Stock issuable upon the exchange of Series A Preferred Stock in the event of a recapitalization, stock split or similar transaction. A copy of the Note Purchase Agreement is filed as an exhibit to this Amendment No. 9 to Schedule 13D.

6.   Item 7 is hereby amended by adding the following Exhibits:

     Exhibit XI: Note Purchase Agreement, dated as of March 25, 2003, by and among Trump Hotels & Casino Resorts, Inc., Trump Hotels & Casino Resorts Holdings, L.P., Trump Hotels & Casino Resorts Funding, Inc., and Donald J. Trump.

     Exhibit XII: Certificate of Designations of Series A Preferred Stock of Trump Hotels & Casino Resorts, Inc. filed with the Secretary of State of Delaware on March 24, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 18, 2003




                      /s/ DONALD J. TRUMP
                      ------------------------------------
                      Donald J. Trump


                      TRUMP CASINOS, INC.


                      By:      /s/ Donald J. Trump
                               ---------------------------
                               Name:  Donald J. Trump
                               Title:  Sole Director, President and Treasurer


                      TRUMP CASINOS II, INC.


                      By:      /s/ Donald J. Trump
                              ---------------------------
                              Name:  Donald J. Trump
                              Title:  Sole Director, President and Treasurer